CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$5,000,000	$153.50

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $464,659.76 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $153.50 offset against the registration fee due for this offering and of which $464,506.26 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 487 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 49-II dated March 7, 2007	Registration Statement No. 333-130051 Dated May 25, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $5,000,000 Principal Protected Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar due May 23, 2008

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 23, 2008*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket of four currencies relative to the U.S. dollar over the term of the notes. Investors should be willing to forgo interest payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on May 25, 2007 and are expected to settle on or about May 31, 2007.

Key Terms

Basket:

An equally weighted basket of four currencies (each a “Basket Currency” and together the “Basket Currencies”) that measures the performance of the Basket Currencies relative to the U.S. dollar (the “Basket”).

Basket Currency Weights:	The following table sets forth the Basket Currencies, the Starting Spot Rate† for each Basket Currency, the applicable Reuters Page and the weighting of each Basket Currency:
Basket Currency	Starting Spot Rate†	Reuters Page	Applicable Time	Percentage Weight of Basket
Brazilian Real (BRL)	0.51230	BRFR	Approximately 6:00 p.m., Sao Paulo, Brazil	25%
Chinese Renminbi (CNY)	0.13068	SAEC	Approximately 9:30 a.m., Beijing, China	25%
Indian Rupee (INR)	0.024631	RBIB	Approximately 2:30 p.m., Mumbai, India	25%
Russian Ruble (RUB)	0.03860	RUBMCMEEMTA=	Approximately 12:00 noon, Moscow, Russia	25%
† The Starting Spot Rate was determined as set forth below under “Basket Closing Level” on the pricing date.
Reference Currency:	The U.S. dollar
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	260%
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was May 25, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:

The Basket Closing Level on the Observation Date will be calculated as follows:

100 x [1 + (BRL Return * 1/4) + (CNY Return * 1/4) + (INR Return * 1/4) + (RUB Return * 1/4)]

The BRL Return, CNY Return, INR Return and RUB Return are the respective performances of those Basket Currencies, expressed as a percentage, from the Spot Rate of the relevant Basket Currency in the interbank market on the pricing date to the Spot Rate of such Basket Currency on the Observation Date. The Spot Rate of a Basket Currency on a given date, including the Starting Spot Rate on the pricing date, is the amount reported by Reuters Group PLC on the applicable Reuters page at the applicable time on such date as set forth in the table above and is expressed as one divided by the rates displayed on the applicable Reuters page.

For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-II.

Observation Date:	May 20, 2008*
Maturity Date:	May 23, 2008*
CUSIP:	48123JA41

*	Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-II.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 49-II and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 49-II and this pricing supplement if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$7	$993

Total	$5,000,000	$35,000	$4,965,000

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $7.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-23 of the accompanying product supplement no. 49-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

May 25, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 49-II dated March 7, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 24, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 49-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 49-II dated March 7, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000862/e26545_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero.
  DIVERSIFICATION AMONG THE BASKET CURRENCIES — The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Basket Currencies, relative to the U.S. dollar, and will enable you to participate in potential increases in the value of the Basket Currencies, relative to the U.S. dollar, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian real, the Chinese renminbi, the Indian rupee and the Russian ruble.
  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 49-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as “short-term” debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currencies or any of contracts related to the Basket Currencies. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 49-II dated March 7, 2007.

  CURRENCY MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Basket Currencies relative to the U.S. dollar. For example, the value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency, relative to the U.S. dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Basket Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Basket Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Basket Currencies. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Currencies individually, a combination of Basket Currencies or contracts related to the Basket Currencies for which there is an active secondary market. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. Because the Ending Basket Level will be calculated based on the Basket Closing Level on the Observation Date, the level of the Basket at the maturity date or at other times during the term of the notes could be higher than the Ending Basket Level. This difference could be particularly large if there is a significant decrease in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket level during the term of the notes, especially on dates near the Observation Date.
  THE EXCHANGE RATE OF THE CHINESE RENMINBI IS CURRENTLY MANAGED BY THE CHINESE GOVERNMENT, AND FURTHER CHANGES IN THE CHINESE GOVERNMENT’S MANAGEMENT OF THE CHINESE RENMINBI COULD AFFECT THE U.S. DOLLAR-CHINESE RENMINBI EXCHANGE RATE — On July 21, 2005, the People’s Bank of China announced that the Chinese renminbi exchange rate would no longer be pegged to the U.S. dollar but would be based on market supply and demand with reference to a basket of currencies instead. The People’s Bank of China also stated that the basket would be composed mainly of the U.S. dollar, the European Union euro, the Japanese yen and the South Korean won. The currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand are also considered. The weight of each currency within the basket has not been announced.

  The 2005 adjustment of the Chinese renminbi exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 renminbi per U.S. dollar to 8.11 renminbi per U.S. dollar. In addition, the People’s Bank of China announced that the reference basket of currencies used to set the value of the Chinese renminbi will be based on a daily poll of onshore market dealers and other undisclosed factors. Movements in the exchange rate between the Chinese renminbi and the U.S. dollar within the narrow band established by the People’s Bank of China result from the supply of, and the demand for, those two currencies and fluctuations in the reference basket of currencies. On May 18, 2007, the Chinese government announced a widening of the Chinese renminbi’s trading band against the U.S. dollar from 0.3% to 0.5%.

  Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the Chinese renminbi. However, recent changes in the Chinese government’s management of the renminbi may result in a significant movement in the U.S. dollar/Chinese renminbi exchange rate. Assuming the value of all the other Basket Currencies remains constant, a decrease in the value of the Chinese renminbi, whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the Basket and would therefore adversely affect the value of the notes.
  CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED BASKET CURRENCIES MAY OFFSET EACH OTHER — Because the performance of the Basket is determined by the performance of the Brazilian real, Chinese renminbi, Indian rupee and Russian ruble relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to Brazil, China, India, Russia and the

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-1
  United States. Movements in the exchange rates of the Basket Currencies may not correlate with each other. As a result, your investment in the notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. dollar across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Indian rupee may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Brazilian real.
  THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. Because the Ending Basket Level will be calculated based on the Basket Closing Level on the Observation Date, the level of the Basket at the maturity date or at other times during the term of the notes could be higher than the Ending Basket Level. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but later falls below the Starting Basket Level on the Observation Date.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI’s duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this pricing supplement.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Basket Currencies and the U.S. dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in each of the Basket Currencies’ countries and in the United States;
    the exchange rate and the volatility of the exchange rate among each of the Basket Currencies;
    changes in correlation between the Basket Currency exchange rates;
    suspension or disruption of market trading in any or all of the Basket Currencies or the U.S. dollar;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and reflects the Participation Rate of 260%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appear in the following table and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (260%)	Additional Amount		Principal		Payment at Maturity

180	80%	208%	$2,080	+	$1,000	=	$3,080
170	70%	182%	$1,820	+	$1,000	=	$2,820
160	60%	156%	$1,560	+	$1,000	=	$2,560
150	50%	130%	$1,300	+	$1,000	=	$2,300
140	40%	104%	$1,040	+	$1,000	=	$2,040
130	30%	78%	$780	+	$1,000	=	$1,780
120	20%	52%	$520	+	$1,000	=	$1,520
110	10%	26%	$260	+	$1,000	=	$1,260
105	5%	13%	$130	+	$1,000	=	$1,130
100	0%	0%	$0	+	$1,000	=	$1,000
90	-10%	0%	$0	+	$1,000	=	$1,000
80	-20%	0%	$0	+	$1,000	=	$1,000
70	-30%	0%	$0	+	$1,000	=	$1,000
60	-40%	0%	$0	+	$1,000	=	$1,000
50	-50%	0%	$0	+	$1,000	=	$1,000
40	-60%	0%	$0	+	$1,000	=	$1,000
30	-70%	0%	$0	+	$1,000	=	$1,000
20	-80%	0%	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $520 and the final payment at maturity is equal to $1,520 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 260%) = $1,520

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-2

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $260 and the final payment at maturity is equal to $1,260 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 260%) = $1,260

Historical Information

The first four graphs below show the historical weekly performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (in each case the amount of the applicable Basket Currency that can be exchanged for one U.S. dollar, which we refer to in this pricing supplement as the exchange rate) from January 4, 2002 through May 25, 2007. The exchange rate of the Brazilian real at approximately 6:00 p.m. in Sao Paulo, Brazil, on May 25, 2007 was 1.9520. The exchange rate of the Chinese renminbi at approximately 9:30 a.m. in Beijing, China, on May 25, 2007 was 7.6523. The exchange rate of the Indian rupee at approximately 2:30 p.m. in Mumbai, India, on May 25, 2007 was 40.60. The exchange rate of the Russian ruble at approximately 12:00 noon in Moscow, Russia, on May 25, 2007 was 25.9102.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Basket Currencies appreciate in value against the U.S. dollar. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed as one divided by the amount of Basket Currency per one U.S. dollar, which is the inverse of the conventional market quotation for each Basket Currency set forth in the first four graphs below.

The last graph below shows the weekly performance of the Basket from January 4, 2002 through May 25, 2007, assuming that the Basket closing level on January 4, 2002 was 100, that each Basket Currency had a 1/4 weight in the Basket on that date and that the closing spot rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by dividing one by the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies at the applicable time that would be derived from the applicable Reuters page.

The Spot Rate of the Brazilian real at approximately 6:00 p.m. in Sao Paulo, Brazil, on May 25, 2007 was 0.51230. The Spot Rate of the Chinese renminbi at approximately 9:30 a.m. in Beijing, China, on May 25, 2007 was 0.13068. The Spot Rate of the Indian rupee at approximately 2:30 p.m. in Mumbai, India, on May 25, 2007 was 0.024631. The Spot Rate of the Russian ruble at approximately 12:00 noon in Moscow, Russia, on May 25, 2007 was 0.03860.

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any of the Basket Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-3